Exhibit C: Matters Submitted to a
Vote of Securities Holders

SHAREHOLDER MEETING
RESULTS (UNAUDITED)
A Special Meeting of Shareholders
of Federated Equity Funds, (the
?Trust?), was held on October 28,
2013.  On August 29, 2013, the
record date for shareholders voting at
the meeting, there were
2,777,709,623.389 total outstanding
shares of the Trust.

The following item was considered
by shareholders of the Trust and the
results of their voting were as
follows:
AGENDA ITEM
Proposal to elect certain Trustees of
the Trust.1
Name

For

Withheld
John T. Collins

2,104,364,292.660

29,376,009.057
Maureen Lally-Green

2,104,554,202.739

29,186,098.978
Thomas M. O?Neill

2,104,050,166.003

29,690,135.714
P. Jerome Richey

2,103,363,407.698

30,376,894.019
1	The following Trustees continued their terms:
John F. Donahue, Maureen Lally-Green (having been previously appointed by the Board), Peter F. Madden, Charles F. Mansfield, Jr., Thomas M. O?Neill (having been previously appointed by the Board), and John S.
Walsh.